UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-36810

EURONAV NV

De Gerlachekaai 20

2000 Antwerpen

Belgium

011-32-3-247-4411

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 5, 2022, Euronav NV (the “Company”) issued a press release announcing the issuance of a letter to the Company’s shareholders in connection with the Company’s Annual General Meeting that is to take place on May 19, 2022. A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release, dated May 5, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV

By:	/s/ Lieve Logghe
Name:	Lieve Logghe
Title:	Chief Financial Officer

Date: May 5, 2022